FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 001-34718

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Publication of Registration Document dated 02 April 2015
Exhibit No. 2	De-Listing Notifications dated 23 April 2015

Exhibit 1

Publication of Registration Document

The following registration document has been approved by the UK Listing Authority and is available for viewing:

Registration Document of The Royal Bank of Scotland plc dated 2 April 2015.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/3923J_-2015-4-2.pdf

A copy of the above Registration Document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Matthew Richardson
Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate

London EC2M 4RB

TEL: +44 20 7678 1800
FAX: +44 20 7672 1801

Exhibit 2

23 April 2015

DE-LISTING NOTIFICATIONS

The Royal Bank of Scotland plc (the "Issuer")

This notice relates to the following securities (the "Securities") issued by the Issuer.

 ISIN Code: GB00B4JN0K71
ISIN Code: GB00B3TS4Z88
ISIN Code: GB00B3R88V46
ISIN Code: GB00B6HZ5151
ISIN Code: GB00B6HZ5045
ISIN Code: GB00B442FT30
ISIN Code: GB00B41CL096
ISIN Code: GB00B6HZ1G20
ISIN Code: GB00B70H4R44
ISIN Code: GB00B70H4S50
ISIN Code: GB00B5L50P34
ISIN Code: GB00B7CYWG86
ISIN Code: GB00B7PMMM55
ISIN Code: GB00B8C54621
ISIN Code: GB00B8C54738
ISIN Code: GB00B8G5NM72
ISIN Code: GB00B8G5NN89
ISIN Code: GB00B8LKMZ30
ISIN Code: GB00B8MMZ482
ISIN Code: GB00B8MMZ375
ISIN Code: GB00B8TGCL93
ISIN Code: GB00B8RT6T69
ISIN Code: GB00B8RT6C92
ISIN Code: GB00B8RSCT51
ISIN Code: GB00B8RSCP14
ISIN Code: GB00B8WQ4W13
ISIN Code: GB00B8WQ4V06
ISIN Code: GB00B8WQ2D83
ISIN Code: GB00B8WQ2C76
ISIN Code: GB00B8ZBQ270
ISIN Code: GB00B8ZBQ163
ISIN Code: GB00B8ZBQ056
ISIN Code: GB00B8ZBPY25
ISIN Code: GB00B8ZBPX18
ISIN Code: GB00B8ZBPW01
ISIN Code: GB00B5VDGW64

The Issuer holds 100 percent of the Securities in their own account, therefore no Securities are held by third parties.

Therefore, in the Issuer's capacity as sole Securityholder, we intend to file notification in accordance with Listing Rule 5.3.1 of our intention to cancel the above referenced Securities from the Official List  of the FCA effective on 22 May 2015 (see links below). Following such delisting the Securities will cease trading.

http://www.rns-pdf.londonstockexchange.com/rns/1334L_-2015-4-23.pdf

For further information, please contact:

RBS Markets

+44 20 7678 1962

http://markets.rbs.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 April 2015

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary